RATTLER MIDSTREAM LP

500 West Texas Avenue

Suite 1200

Midland, Texas 79701

April 25, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Jill Davis, Associate Chief Accountant, Office of Chief Accountant

Mara L. Ransom, Assistant Director, Office of Consumer Products

James Allegretto, Senior Assistant Chief Accountant, Office of Consumer Products

Adam Phippen, Staff Accountant

Donna Di Silvio, Staff Accountant

Katherine Bagley, Staff Attorney

Re:	Rattler Midstream Partners LP

Amendment No. 4 to Registration Statement on Form S-1

Filed March 13, 2019

File No. 333-226645

Ladies and Gentlemen:

Set forth below is a supplemental response of Rattler Midstream LP, a Delaware limited partnership formerly known as Rattler Midstream Partners LP (the “Partnership”), to our response letter filed on April 4, 2019 (the “Initial Response”) that addressed comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated March 20, 2019 with respect to Amendment No. 4 to the Registration Statement on Form S-1 submitted to the Staff on March 13, 2019, File No. 333-226645. After discussions with the Staff, we are providing this letter to supplement our response to comment 4 in the Initial Response. For your convenience, comment 4 from the Staff’s March 20, 2019 letter is set forth below, followed by our supplemental response.

Financial Statements

Rattler Midstream LP Unaudited Pro Forma Combined Financial Statements, page F-2

4.

We reviewed your response to comment 14. We note you concluded this transaction is an asset drop down and not the contribution of a business. Please tell us why you plan to present the asset drop down transaction effective January 1, 2019 as if it had occurred January 1, 2018 for purposes of preparing unaudited pro forma combined statements of operations referencing authoritative literature that supports your presentation. In this regard, it appears the midstream assets and office building were in operation prior to the transfer to you February 18, 2019 and as such, the expenses associated with the operation of those assets should be reflected in the pro

United States Securities and Exchange Commission

April 25, 2019

forma combined statement of operations despite the fact that the related commercial agreements were not effective until January 1, 2019. In addition, please tell us how you have accounted for previous drop downs of businesses and/or assets and your consideration of disclosing your accounting policies for these transactions.

Supplemental Response: In response to the Staff’s comment and our subsequent discussions with the Staff, below is additional information requested by the Staff regarding the analysis for each group of assets dropped down into the Partnership from our sponsor, Diamondback Energy, Inc. and its subsidiaries, other than Rattler Midstream LP (collectively, “Diamondback”) in support of our response to comment 4 in the Initial Response.

Rattler Assets

During the period 2014 through 2017, Diamondback constructed and/or acquired various midstream and related assets located in the Delaware Basin and Midland Basin within the Permian Basin (the “Rattler Assets”). Effective on January 1, 2016, Diamondback contributed the Rattler Assets to Rattler Midstream Operating LLC, a Delaware limited liability company formed on July 29, 2014 and formerly known as Rattler Midstream LLC (“Rattler LLC”).

Rattler LLC evaluated the contribution under Rule 11-01(d) of Regulation S-X (“Article 11”) and Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations” (“ASC 805”), and determined that the Rattler Assets constituted a business as they were contributed to Rattler LLC in the same form and with the same revenue-producing activities before and after their contribution as fees were already being charged through intercompany revenue and expense. While no formal commercial contracts existed for the Rattler Assets prior to January 1, 2018, the assets were being operated by Diamondback in a manner similar to the ultimate intended use prior to their contribution. In addition, the employees operating the Rattler Assets were Diamondback employees who operated the assets in conjunction with Diamondback’s upstream assets and, following the contribution, were redirected to manage the Rattler Assets in a manner consistent with that of a stand-alone midstream business. Rattler LLC was determined to be the predecessor of Rattler Midstream LP, and Rattler LLC presented these assets in its financial statements for periods beginning January 1, 2016.

Brigham Midstream Assets

On February 28, 2017, Diamondback acquired from Brigham Resources Operating, LLC and Brigham Resources Midstream, LLC, unrelated third parties (together, “Brigham”), certain oil and gas production and midstream assets in the Utah Field within the Permian Basin for aggregate consideration of approximately $2.4 billion. Effective on the February 28, 2017 acquisition date, Diamondback contributed certain midstream assets acquired from Brigham (the “Brigham Midstream Assets”), with an estimated fair market value at the time of transfer of $47 million, to Rattler LLC.

United States Securities and Exchange Commission

April 25, 2019

Rattler LLC evaluated the contribution under Article 11 and ASC 805 and determined that the Brigham Midstream Assets did not constitute a business due to the following characteristics. First, Diamondback acquired no workforce to manage these assets from Brigham. Second, Diamondback acquired no commercial contracts specific to these assets. Third, Diamondback had to substantially build out and complete the assets to achieve the assets’ intended use as a large number of the assets were not yet in service at the effective time of the contribution. It is further noted that although the Brigham Midstream Assets were not considered a business, they could have been considered significant under Rule 3-05 of Regulation S-X (“Rule 3-05”). However, at that time, the Brigham Midstream Assets represented 2% of Diamondback’s total purchase price; accordingly, the Brigham Midstream Assets were immaterial to Diamondback’s overall asset purchase from Brigham. Thus, only limited data was provided by Brigham with regard to the Brigham Midstream Assets. Brigham, an oil and gas exploration and production company similar to Diamondback, used the “full cost” method of accounting and had accounted for the Brigham Midstream Assets as a cost segment and not a business that was fully burdened with overhead or any other operational allocations. All revenue recorded to the Brigham Midstream Assets was recorded net of related consolidation eliminations, and represented one line item of approximately $2.1 million on the 2016 Brigham income statement. Further, expenses and capital expenditures incurred for the Brigham Midstream Assets were not tracked by Brigham at a level that made them fully burdened and segregable. This is evident, for example, because total expense reported by Brigham for the Brigham Midstream Assets was less than 20% of related revenue, a percentage which is not in line with (and, in fact, is far less than) typical operating expense for midstream assets. Additionally, no allocations with regard to general and administrative expenses, interest or taxes were made by Brigham with respect to the Brigham Midstream Assets. All supporting documentation for the revenue related to the Brigham Midstream Assets was based upon spreadsheets generated within the Brigham accounting department and was not able to be confirmed to any third party support or midstream gathering and transportation contracts, except for $2.1 million of revenue related to third parties, which was an allocation of upstream contractual revenue as no commercial contracts existed specifically for these assets.

Because of the lack of information available to accurately present historical revenue, expense and capital expenditure information related to the Brigham Midstream Assets, proper accruals and allocated costs are impractical, if not impossible, to determine for the required historical periods in accordance with generally accepted accounting principles (“GAAP”). Further, Diamondback tried, but was unable, to reconcile the recorded Brigham Midstream Assets’ volumes to filings made on Form H-10 (Annual Disposal/Injection Well Monitoring Report) with the Texas Railroad Commission (the state agency that regulates the oil and gas industry), as the variances were material. In fact, there were no Form H-10 filings available for some of the Brigham Midstream Assets. Finally, although Diamondback asked Brigham for supporting information,

United States Securities and Exchange Commission

April 25, 2019

Brigham was unwilling to provide any further financial information for the Brigham Midstream Assets or to provide customary management representations related to the Brigham Midstream Assets financial statements to Rattler LLC’s auditors. Considering such impediments, it was impractical, if not impossible, to prepare financial statements for the Brigham Midstream Assets for the required historical periods in accordance with the requirements in Rule 3-05.

Irrespective of these limitations and impracticalities, the Brigham Midstream Assets were determined to be significant to Rattler LLC at the time of contribution. Therefore, Diamondback submitted to the Commission’s Office of the Chief Accountant of the Division of Corporation Finance (“CF-OCA”) a request letter on June 25, 2018, requesting a waiver from presenting historical financial statements of the Brigham Midstream Assets. CF-OCA granted the request in a letter dated July 12, 2018.

Fresh Water Assets

Effective on January 1, 2018, Diamondback contributed to Rattler LLC certain fresh water gathering and storage assets valued at approximately $32.8 million and fresh water inventory valued at $6.0 million (the “Fresh Water Assets”). Prior to their contribution, the Fresh Water Assets were built and fully integrated with Diamondback’s upstream business. The Fresh Water Assets were not segregated physically from Diamondback’s upstream assets and had been constructed under the same cost centers as Diamondback’s upstream assets.

Rattler LLC evaluated the contribution under Article 11 and ASC 805 and determined that the Fresh Water Assets did not constitute a business due to the following reasons. First, they were not being operated separately and/or tracked separately from Diamondback’s upstream business. Second, they were not being operated for commercial use as a stand-alone midstream business (e.g., pipelines were not metered, inventory was not tracked, etc.). Third, the Fresh Water Assets had no commercial contracts in place, and Diamondback was not even generating intercompany revenue and/or expense related to these assets as there were no meters in place to isolate volumes and no cost centers established to track costs. Fourth, as the Fresh Water Assets were not physically segregated or being operated in line with Rattler LLC’s intended use, there were no employees operating the Fresh Water Assets in a manner that was segregated from those employees’ duties to Diamondback’s upstream business prior to the contribution of the Fresh Water Assets. Finally, Diamondback had to substantially build out, meter and complete the assets to prepare them to be utilized for their intended midstream use. For all of the reasons noted above, we believe that the Fresh Water Assets do not represent a business under Article 11 and, therefore, that presentation of pre-acquisition financial statements under GAAP in accordance with Rule 3-05 is not required. Notwithstanding this conclusion, presenting pre-acquisition financial statements under GAAP for the Fresh Water Assets would be impracticable, if not impossible.

It is also noted that the Fresh Water Assets qualified for the “asset screen,” as contemplated by paragraphs 805-10-55-5A through 55-5C of ASC 805, meaning that the assets would not be considered a business and that no further assessment was necessary.

United States Securities and Exchange Commission

April 25, 2019

Tall Towers

On January 31, 2018, Tall City Towers LLC (“Tall Towers”), a wholly-owned subsidiary of Diamondback, acquired from Fasken Midland LLC, an unrelated third party, certain tenant-occupied, commercial real estate in Midland, Texas for a purchase price of approximately $110 million. Effective on the January 31, 2018 acquisition date, Diamondback contributed Tall Towers to Rattler LLC.

Rattler LLC evaluated the transaction and determined that it qualified for the asset screen under paragraphs 805-10-55-5A through 55-5C of ASC 805. However, it also determined that the building represented a business under Article 11 and Rule 3-14 of Regulation S-X. While the acquisition came with no employees, the in-place leases were a revenue stream that was substantially unchanged before and after the contribution from Diamondback. Rattler LLC, therefore, previously presented a combined pro forma balance sheet and income statement for the period ended June 30, 2018 as if the Tall Towers contribution had occurred on January 1, 2018. In addition, Rattler LLC previously presented a combined balance sheet and income statement, which included the financial position and results of operations of Tall Towers, as of June 30, 2018 and for the period from January 18, 2018 to June 30, 2018 and a statement of revenue and expenses of Fasken Midland LLC for the year ended December 31, 2017.

Ajax Assets

Effective on January 1, 2019, Diamondback contributed to Rattler LLC certain salt water gathering and disposal and fresh water gathering and storage assets valued at $22.0 million (the “Ajax Assets”). These assets had been acquired from Ajax Resources, LLC (“Ajax”), an unrelated third party, as part of Diamondback’s upstream asset purchase that closed on October 31, 2018. Diamondback subsequently contributed the Ajax Assets to Rattler LLC, which undertook to make these assets ready for their commercial use servicing Diamondback’s upstream operation as well as other third parties (e.g., added meters to different points along the pipelines and at the hydraulic fracturing (“frac”) ponds, amended the existing operating agreements to add the Ajax Assets, etc.). Prior to their acquisition by Diamondback, the Ajax Assets were not tracked separately within the Ajax ledger as midstream assets. The Ajax Assets were carved from the Ajax upstream assets as part of the purchase price valuation analysis performed by a third party advisor to Diamondback based upon permitted and design capacities, location and intended use of the assets. Diamondback was not able to track the assets separately following their acquisition from Ajax and continued to account for these assets as integrated in their upstream business until their contribution on January 1, 2019.

United States Securities and Exchange Commission

April 25, 2019

Rattler LLC evaluated the contribution under Article 11 and determined that the Ajax Assets did not constitute a business due to the following reasons. First, the Ajax Assets were not being operated separately and/or tracked separately from Ajax’s upstream businesses. Second, prior to their contribution, the Ajax Assets were not being operated for commercial use as a stand-alone midstream business (e.g., pipelines were not metered, inventory was not tracked, etc.). Third, there were no commercial contracts in place specific to the Ajax Assets, which were being used in conjunction with the upstream assets under upstream commercial contracts, and before January 1, 2019, Ajax was not generating intercompany revenue and/or expense related to these assets. Fourth, as the Ajax Assets were not physically segregated or being operated in line with Rattler LLC’s midstream business use, there were no employees operating the Ajax Assets in a manner that was segregated from those employees’ duties to Ajax’s upstream business prior to the contribution of the Ajax Assets. Rattler LLC’s operating team began operating the assets on January 1, 2019. For all of the reasons noted above, we believe that the Ajax Assets do not represent a business under Article 11 and, therefore, that presentation of pre-acquisition financial statements under GAAP in accordance with Rule 3-05 is not required. Notwithstanding this conclusion, presenting pre-acquisition financial statements under GAAP for the Ajax Assets would be impracticable, if not impossible.

It is also noted that the Ajax Assets qualified for the asset screen under paragraphs 805-10-55-5A through 55-5C of ASC 805 and the FASB’s updated definition of a business as defined in January 2017, due to the fact that the assets were determined to be a group of similar midstream assets. The contribution of the field office building and related land represented less than 1% of the total asset contribution. Accordingly, the contribution was presented prospectively within the financial statements.

Energen Assets

Effective on January 1, 2019, Diamondback contributed to Rattler LLC certain salt water gathering and disposal assets, oil gathering assets and an office building located in Midland, Texas for a total value of $275.5 million less asset retirement obligations of $3.1 million (collectively, the “Energen Assets”). These assets had been acquired by Diamondback from Energen Corp. (“Energen”) as part of an upstream asset purchase that closed on November 29, 2018. Diamondback subsequently contributed the Energen Assets to Rattler LLC, which undertook to make these assets ready for their commercial use servicing Diamondback’s upstream operation as well as other third parties (e.g., added meters to different points along the pipelines and at the frac ponds, amended the existing operating agreements to add the Energen Assets, executed new third-party operating agreements, etc.). Prior to their acquisition by Diamondback, the Energen Assets were not tracked separately within the Energen ledger as midstream assets. The Energen Assets were carved from the Energen upstream assets as part of the purchase price valuation analysis performed by a third party advisor to Diamondback based upon permitted and design capacities, location and intended use of the assets. Diamondback also was not able to track the assets separately following the acquisition from Energen and continued to account for these assets as integrated in their upstream business until their contribution on January 1, 2019.

United States Securities and Exchange Commission

April 25, 2019

Rattler LLC evaluated the contribution under Article 11 and determined that the Energen Assets did not constitute a business due to the following reasons. First, the Energen Assets were not being operated separately and/or tracked separately from Energen’s upstream businesses. Second, prior to their contribution, the Energen Assets were not being operated for commercial use as a stand-alone midstream business (e.g., pipelines were not metered, inventory was not tracked, etc.). Third, other than one immaterial contract for salt water disposal services, there were no commercial contracts in place specific to the Energen Assets, which were being used in conjunction with the upstream assets under upstream commercial contracts, and before January 1, 2019, Energen was not generating intercompany revenue and/or expense related to these assets. Fourth, as the Energen Assets were not physically segregated or being operated in line with Rattler LLC’s intended use, there were no employees operating the Energen Assets in a manner that was segregated from those employees’ duties to Energen’s upstream business prior to their contribution. Rattler LLC’s operating team began operating the assets on January 1, 2019. For all of the reasons noted above, we believe that the Energen Assets do not represent a business under Article 11 and, therefore, that presentation of pre-acquisition financial statements under GAAP in accordance with Rule 3-05 is not required. Notwithstanding this conclusion, presenting pre-acquisition financial statements under GAAP for the Energen Assets would be impracticable, if not impossible.

It is also noted that the Energen Assets qualified for the asset screen under paragraphs 805-10-55-5A through 55-5C of ASC 805 and the FASB’s updated definition of a business as defined in January 2017, due to the fact that the assets were determined to be a group of similar midstream assets. The contribution of the A-Street Building and related land represented only 6% of the total asset contribution. Accordingly, the contribution was presented prospectively within the financial statements.

United States Securities and Exchange Commission

April 25, 2019

*        *        *         *        *

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Very truly yours,

RATTLER MIDSTREAM LP

By: Rattler Midstream GP LLC, its General Partner

By:	/s/ Teresa L. Dick
Name:	Teresa L. Dick
Title:	Chief Financial Officer Executive Vice President and Assistant Secretary

cc:	Seth R. Molay, P.C.

Akin Gump Strauss Hauer & Feld LLP